Exhibit 1

22 September 2003

262/03-jmd

For immediate release

Last-ditch efforts to persuade NUM fail

4 500 JOBS TO BE SHED AT DRD'S NORTH WEST OPERATIONS

        Durban Roodepoort Deep, Limited ("DRD" Ticker Symbol; JSE: DUR; NASDAQ: DROOY) announced today (22.09.03) that 4 504 jobs at its North West Operations are to be shed.

        The announcement follows the conclusion of a 60-day, multi-stakeholder review process which ended yesterday (21.09.03). This morning, one last effort to persuade the National Union of Mineworkers to support various job-saving initiatives failed.

        "For management, the tragedy is that the saving of at least 1 550 jobs—at the Buffelsfontein Nos 10 and 11 shafts—was almost within reach," said Divisional Director of DRD's South African Operations Deon van der Mescht today.

        "Proposals put forward by the National Union of Mineworkers at mine level for changed work practices at the two Buffels shafts were agreed by four key stakeholders—management, the Mine Workers Union/Solidarity, UASA and SAEWA—but for reasons best known to itself, the NUM leadership has failed to sign off on proposals from its own members at mine level."

        Van der Mescht said he was "bitterly disappointed" that discussion with the NUM on its proposals in respect of outsourcing of shafts to operators with proven track records of success had not got beyond the union's "cynical disregard for the real issues at stake, namely job preservation and job creation at three of the affected business units".

        Management believed that, had the union been prepared to continue discussions on these proposals, it may have been possible to save a further 1 650 jobs.

        "One has to question the union leadership's responsibility at the very least to its own members for seemingly adopting this "all or nothing' approach," van der Mescht said.

        "That the North West Operations are in serious trouble has been verified beyond dispute during the 60-day review process by independent consultants SRK Consulting and Pricewaterhouse Coopers and one would have thought that these opinions alone would have satisfied all of the parties that some degree of surgery, however painful and unpalatable, was unavoidable."

        Of the 4 504 jobs to go:

    •
    895 will be from the lower workings of No 6 Shaft. An investigative team representative of the management, organised labour and the Department of Minerals and Energy (DME) upheld an earlier DME decision to close the lower levels due to concerns about safety;

    •
    704 from the upper and mid levels of No 5 Shaft due to non-viability;

    •
    960 from the upper (medium grade) levels of No 6 Shaft due to non-viability;

    •
    145 from the No 8 Shaft barrel, due to the resource being mined in future from No 7 Shaft;

    •
    1 550 from Buffels Nos 10 and 11 Shafts due to the NUM failing to sign the agreement on changed work practices; and

    •
    250 as a result of plant rationalisation.

        Van der Mescht said the company would consider requests for voluntary retrenchment over the next two days and that, from Thursday (25.09.03) the last-in-first-out (LIFO) mechanism – with due consideration of the need to retain skills – would be used to select those employees whose services were no longer required.

        The company's social plan to assist affected workers and their families, driven by a broadly representative monitoring committee, would be set in motion from tomorrow (23.09.03).

        Van der Mescht warned that the surviving components on the North West Operations were "far from out of the woods".

        "Rescue plans for these components are all based on set, achievable production and cost criteria; progress towards attaining these will be measured on a weekly basis, starting from Monday, 6 October," van der Mescht said.

        "The future of these remaining components hinges on the successful implementation of the rescue plans."

Queries:

South Africa

Ilja Graulich, Durban Roodepoort Deep, Limited
+27 11 381 7826 (office)
+27 83 604 0820 (mobile)

James Duncan, Russell & Associates
+27 11 880 3924 (office)
+27 82 892 8052 (mobile)

Australasia

Paul Downie, Porter Novelli
+61 893 861 233 (office)
+61 414 947 129 (mobile)

Some of the information in this media release may contain projections or other forward looking statements regarding future events or other future financial performance. We wish to caution you that these statements are only projections and those actual events or results may differ materially. In reviewing, please refer to the documents that we file from time to time with the SEC, specifically to our annual report on Form 20-F. These documents contain and identify important factors that could cause the actual results to differ materially from those contained in our projections or forward looking statements, including such risks as difficulties in being a marginal producer of gold, changes and reliability of ore reserve estimates, gold price volatility, currency fluctuations, problems in the integration of operations, exploration and mining risks and a variety of risks described in our annual report on Form 20-F. We undertake no obligation to publicly release results of any of these forward looking statements which may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unexpected results.

Cautionary note to US investors: the United States Securities and Exchange Commission permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use the term "resources" (which includes "measured", "indicated", and "inferred") in our media releases, which the SEC guidelines strictly prohibit us from including in our filing with the SEC. US investors are urged to consider closely the disclosure in our Form 20-F, File No. 0-28800, available from us at 45 Empire Road, Parktown, Johannesburg, 2193, South Africa. You can also obtain this form from the SEC website at http://www.sec.gov/edgar.shtml